Exhibit 99.2

AMENDMENT TO THE MYND.AI, INC. EQUITY INCENTIVE PLAN

This Amendment (this “Amendment”) to the Equity Incentive Plan (the “Plan”) of Mynd.ai, Inc., a company organized under the laws of the Cayman Islands (the “Company”), is made effective as of June 17, 2026. Unless otherwise specifically defined herein, each capitalized term used herein shall have the meaning afforded such term under the Plan.

WHEREAS, each of the Board of Directors of the Company (the “Board”) and the Compensation Committee have determined it to be in the best interests of the Company to amend the Plan to increase the aggregate number of ordinary shares, par value $0.001 per share (“Ordinary Shares”) of the Company authorized for issuance thereunder by a one-time additional amount of 106,000,000 Ordinary Shares (corresponding to 10,600,000 ADS).

NOW, THEREFORE, be it resolved that the Plan is hereby amended as follows:

1. Section 3.1 of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to adjustment as provided under the Plan, the maximum number of Shares that are available for Awards under this Plan shall initially be 54,777,338. Notwithstanding the foregoing, the number of Shares available for Awards under this Plan shall (A) automatically increase on January 1st of each year beginning in 2025 and ending with a final increase on January 1, 2034, by a number of Shares equal to 5% of the aggregate number of issued and outstanding Shares on a fully diluted basis on the last day of the immediately preceding fiscal year, unless the Committee should decide to increase the number of Shares available under this Plan by a lesser amount and (B) on June 17, 2026, the total number of Shares available for issuance under the Plan shall also be increased by a one-time amount equal to 106,000,000 Ordinary Shares. Shares to be issued pursuant to this Plan may be authorized and unissued Shares, Shares that have been repurchased by the Company which are cancelled and thereafter form part of the authorized but unissued share capital of the Company, treasury Shares or any combination of the foregoing, as may be determined from time to time by the Board or by the Committee. Additionally, at the discretion of the Committee, any Shares issued pursuant to an Award may be represented by ADSs. If the number of Shares represented by an ADS is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the issuance of ADSs in lieu of Shares. Any of the authorized Shares may be used for any type of Award under this Plan, and any or all of the Shares may be allocated to Incentive Stock Options.”

2. To record the adoption of this Amendment to the Plan by the Board, the Company has caused its authorized officer to execute the same as of the date first set forth above.

/s/ Simon Leung Lim Kin	/s/ Arthur Giterman
Simon Leung Lim Kin	Arthur Giterman

/s/ Denise Merle	/s/ Robin Mendelson
Denise Merle	Robin Mendelson

/s/ Joel Getz
Joel Getz